May 9, 2006


Mail Stop 3561



Mr. Robert Rhodes
Chief Executive Officer
Systems Evolution, Inc.
10777 Westheimer Road,  Suite 810
Houston, TX  77042



      Re:	Systems Evolution, Inc.
            Form 8-K filed May 3, 2006
		File No. 0-31090



Dear Mr. Rhodes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 4.02 - Non-Reliance on Previously Released Financial
Statements


1. Please amend your Section 4 disclosure to provide the information specified in Item 4.02(a)(2) of Form 8-K including a brief description of the facts underlying the conclusion to the extent known to the registrant. Clarify the effect of this error or misapplication on previously issued financial statements.


2. Please tell us if your certifying officers considered the effect of this error on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-
KSB
and 10-QSB for the periods described.


3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call the undersigned at
(202)
551-3237.



								Sincerely,



								Maureen Bauer
								Staff Accountant

Mr. Robert Rhodes
Systems Evolution, Inc.
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE